UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLIANCE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

ALLIANCE SEMICONDUCTOR CORPORATION

(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

01877H100

(CUSIP Number of Class of Securities)

Melvin L. Keating

President and Chief Executive Officer

2900 Lakeside Drive

Santa Clara, California 95054-2831

(408) 855-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Peter J. Tennyson

Paul Hastings Janofsky & Walker LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92626

(714) 668-6200

CALCULATION OF FILING FEE

Transaction Valuation* $30,000,000	Amount of Filing Fee** $3,210

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $3.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,210	Filing Party:	Alliance Semiconductor Corporation

Form or Registration No.:	Schedule TO	Date Filed:	August 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on August 25, 2006, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by Amendment No. 1 to the Schedule TO filed on September 11, 2006 (collectively, the “Schedule TO”), relating to the offer by Alliance Semiconductor Corporation, a Delaware corporation (the “Company”), to purchase up to $30,000,000 in value of shares of its common stock, par value $0.01 per share, at a price per share not greater than $3.00 nor less than $2.75, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 25, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together with any supplements and amendments thereto, collectively constitute the “Tender Offer.”

The information in the Tender Offer, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

AMENDMENT

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release, dated September 25, 2006, announcing results of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2006	ALLIANCE SEMICONDUCTOR CORPORATION

/s/ MELVIN L. KEATING

Melvin L. Keating President and Chief Executive Officer